                      SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C. 20549

                            ----------------------

                                   FORM 11-K


              (X) Annual Report Pursuant to Section 15(d) of the
                        Securities Exchange Act of 1934

                  For the Fiscal Year Ended December 31, 1998

                          Commission File No. 1-12338

                            ----------------------


                            J. GORDON GAINES, INC.
                            RETIREMENT SAVINGS PLAN
                           (Full Title of the Plan)


                          VESTA INSURANCE GROUP, INC.
                             3760 River Run Drive
                          Birmingham, Alabama  35243
                    (Name of Issuer of the Securities Held
                     Pursuant to the Plan and the Address
                      of its Principal Executive Office)

                             REQUIRED INFORMATION

(a)  Financial Statements for the J. Gordon Gaines, Inc. Retirement Savings Plan

                                                                            Page
                                                                        ------------

        (i)    Report of Independent Auditors                               F-1

        (ii)   Audited statements of net assets available for
               plan benefits as of December 31, 1998 and 1997               F-2

        (iii)  Audited statements of changes in net assets
               available for plan benefits for the years
               ended December 31, 1998, 1997 and 1996                       F-3

(b)  Exhibits

     The following exhibit is filed herewith as a part of this annual report:

               Exhibit Number             Description of Exhibit
          -----------------------     ------------------------------
                    23.1                  Consent of Independent
                                          Certified Public Accountants



                                  SIGNATURES


        THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrator of the J. Gordon Gaines, Inc. Retirement Savings Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                            J. GORDON GAINES, INC.
                            RETIREMENT SAVINGS PLAN


                                    By:  J. Gordon Gaines, Inc.,
                                         Administrator of the Plan


                                         By:  /s/ DONALD W. THORNTON
                                             -----------------------------------
                                              Donald W. Thornton
                                         Its:   Senior Vice President, General
                                                Counsel and Secretary

Date:  June 30, 1999

                J. Gordon Gaines, Inc. Retirement Savings Plan

                Financial Statements and Supplemental Schedules


                       as of December 31, 1998 and 1997

                   and for the year ending December 31, 1998

Report of Independent Accountants


To the Administrative Committee
J. Gordon Gaines, Inc. Retirement Savings Plan

In our opinion, the accompanying statements of net assets available for plan benefits of the J. Gordon Gaines, Inc. Retirement Savings Plan (the Plan) as of December 31, 1998, and the related statements of changes in net assets available for plan benefits for the year ended December 31, 1998, present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 1998, and the changes in net assets available for plan benefits for the year ended December 31, 1998, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for the opinion expressed above.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information included herein is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


                                                     PricewaterhouseCoopers LLP

June 11, 1999
Birmingham, Alabama

                         INDEPENDENT AUDITORS' REPORT


The Administrative Committee
J. Gordon Gaines, Inc. Retirement Savings Plan:


We have audited the accompanying statement of net assets available for plan benefits of the J. Gordon Gaines, Inc. Retirement Savings Plan (Plan) as of December 31, 1997. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 1997 in conformity with generally accepted accounting principles.

                                                           KPMG Peat Marwick LLP

July 7, 1998
Birmingham, Alabama

J. Gordon Gaines, Inc. Retirement Savings Plan
Statements of Net Assets Available for Plan Benefits
December 31, 1998 and 1997

                                                         1998        1997

                          ASSETS
Investments at fair value:
  Vesta Insurance Group, Inc. (Vesta) common stock    $  374,846  $1,704,775
  Mutual funds and trusts                              2,945,096   1,765,321
                                                      ----------  ----------
  Total investments                                    3,319,942   3,470,096
Cash                                                       2,163
Employee contributions receivable                        117,714      40,657
Employer contributions receivable                         48,614     279,932
Loans to participants                                     27,114
                                                      ----------  ----------
  Total assets                                         3,515,547   3,790,685


                        LIABILITIES

Cash overdraft                                                 0      10,105
                                                      ----------  ----------

Net assets available for plan benefits                $3,515,547  $3,780,580
                                                      ==========  ==========

The accompanying notes are an integral part of these financial statements.

J. Gordon Gaines, Inc. Retirement Savings Plan
Statement of Changes in Net Assets Available for Plan Benefits for the year ended December 31, 1998


Additions:
  Dividends income (includes dividends from Vesta's stock
    of $3,926 in 1998 and $3,987, in 1997)                   $   163,149
  Net depreciation in market value of investments             (1,633,053)
  Employee contributions                                       1,445,926
  Employer contributions                                         495,148
  Rollover contributions                                         217,717
                                                             -----------
    Total additions                                              688,887

Deductions:
  Distributions to participants                                  953,621
  Administrative fee                                                 299
                                                             -----------
    Total deductions                                             953,920
                                                             -----------
    Net decrease                                                (265,033)
  Net assets available for plan benefits:
    Beginning of year                                          3,780,580
                                                             -----------
    End of year                                              $ 3,515,547
                                                             ===========

The accompanying notes are an integral part of these financial statements.

J. Gordon Gaines, Inc. Retirement Savings Plan
Notes to Financial Statements


1. Summary of Significant Accounting Policies

Organization - The J. Gordon Gaines, Inc. Retirement Savings Plan (the "Plan") was adopted on November 15, 1993. The Plan includes a salary reduction feature which permits employees who participate (participants) in the Plan to defer and save part of their compensation, as provided for under Section 401(k) of the Internal Revenue Code. The Plan is subject to the applicable provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

During the plan year ended December 31, 1998, the Company amended the Plan by naming Merrill Lynch Trust Company as successor trustee and recordkeeper effective July 1, 1998, and by adopting the 401(k) Plan Adoption Agreement for the Merrill Lynch Special Prototype Defined Contribution Plan.

Basis of Presentation - The accompanying financial statements of J. Gordon Gaines, Inc. Retirement Savings Plan (the Plan) have been prepared on an accrual basis in accordance with generally accepted accounting principles. J. Gordon Gaines, Inc. (the Company or Sponsor) is a wholly owned subsidiary of Vesta Insurance Group, Inc. (Vesta).

Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of additions and deductions during the reporting periods. Actual results could differ from these estimates.

Investments Valuation - Investments in mutual funds and in Vesta common stock are stated at fair value, based on quotations obtained from national securities exchanges. The Merrill Lynch Retirement Preservation Trust is valued at cost plus interest earned, which approximates market. Purchase and sales of securities are recorded on a trade-date basis. Realized gains and losses are calculated using the average cost method.

For cash, receivables, and payables, the carrying amounts approximate fair value because of the short-term nature of these instruments.

Plan Expenses - Wachovia Services, Inc. (the former Trustee) served as trustee for the Plan for the period from January 1, 1998 to June 30, 1998. Merrill Lynch Trust Company (the present Trustee) became trustee of the Plan as of July 1, 1998. Administration fees paid to the former Trustee and present Trustee and all other administrative expenses are paid by the Sponsor.

Net Appreciation (Depreciation) - The Plan presents in the statement of changes in net assets available for benefits the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

2. Description of Plan

The following description of the Plan provides only general information of the Plan. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

Participant Contributions - For the periods prior to June 30, 1998, employees became eligible to participate in the Plan on the first day of January, April, July, or October following completion of one year of service. Participants could elect to have from 1% to 10% of their compensation deferred and contributed to the Plan. Effective July 1, 1998, all employees are eligible to participate in the Plan upon employment and may elect to have from 1% to 15% of their compensation deferred and contributed to the Plan. There were 500 participants and 415 participants as of December 31, 1998 and 1997, respectively.

Participants allocated their contributions, in multiples of 1%, to the following investments through the periods ending June 30, 1998:

   Money Market Fund - invested primarily in the Wachovia Prime Cash Management Fund which invests in commercial paper and other money market instruments maturing in one year or less;

   Bond Fund- invested primarily in the Wachovia Fixed Income Fund which invests in direct obligations of the United States Government or its agencies;

   Balanced Fund - invested primarily in the Fidelity Balanced Fund which invests in common or preferred stock, and securities convertible into common stock, direct obligations of the United States Government and its agencies, corporate bonds, debentures, notes, and certificates of indebtedness;

   Equity Fund - invested primarily in the Vanguard Index Trust which invests in common or capital stock and convertible bonds, convertible notes, debentures or preferred stocks which are convertible into common or capital stocks;

   Company Stock Fund - invested in Vesta Insurance Group, Inc. common stock.

Effective July 1, 1998 participants may allocate their contributions, in multiples of 5%, to the following investments:

   Merrill Lynch Retirement Preservation Trust Fund - a common collective trust that seeks to provide preservation of capital, liquidity, and current income at levels that are higher than those provided by money market funds by investing primarily in a broadly diversified portfolio of Guaranteed Investment Contracts (GICs) and in obligations of U.S. government and government agency securities.

   Merrill Lynch Corporate Bond Fund, Inc. (High Income Portfolio) - seeks a high level of current income consistent with the investment policies of the portfolio and with prudent investment management. As a secondary objective the portfolio seeks capital appreciation, when consistent with its primary objective;

   Merrill Lynch Corporate Bond Fund, Inc. (Intermediate Term Portfolio) - seeks a high level of current income consistent with the investment policies of the Fund and prudent management. As a secondary objective, the Fund seeks capital appreciation when consistent with its primary objective;

   Merrill Lynch Basic Value Fund, Inc. - seeks capital appreciation, and secondarily, income, by investing primarily in equities that appear to be undervalued;

   Merrill Lynch Global Allocation Fund, Inc. - seeks high total investment return consistent with prudent risk;

   Davis New York Venture Fund, Inc. - seeks to achieve superior long-term growth through specific, long term trends that provide consistent growth over time;

   GAM International Fund - seeks capital appreciation through investing in equity markets worldwide, excluding that of the U.S.A.;

   Merrill Lynch S&P 500 Index Fund - seeks to provide investment results that, before expenses, replicate the total return of the Standard & Poor's 500 Composite Stock Price Index (S&P 500). In seeking to replicate the total return of the S&P 500, management generally will allocate investments among common stocks in approximately the same weighting as the index;

   PIMCO Small Cap Value Fund - seeks long-term growth of capital and income through investment in smaller capitalization stocks that appear to be undervalued;

   Vesta Insurance Group, Inc. Common Stock - seeks investment in the common stock of Vesta Insurance Group, Inc.

In addition to the above ten core funds, participants have the option, as of July 1, 1998, to direct their investments into a mutual fund window. This allows participants to direct their investments into additional funds beyond the ten core funds mentioned above. These options are available to all participants. The options are intended to provide investment flexibility for employees who desire a wider range of investment options. The mutual fund window options are AIM Constellation Fund, AIM Global Telecommunications Fund, Alger MidCap Growth Portfolio, Alliance New Europe Fund, Alliance Worldwide privatization Fund, Davis Convertible Securities Fund, Davis Real Estate Fund, GAM Global Fund, GAM Pacific Basin Fund, John Hancock Financial Industries Fund, Merrill Lynch Pacific Fund, Inc., MFS Government Mortgage Fund, MFS Total Return Fund, Morgan Stanley Aggressive Equity Fund, Morgan Stanley Latin American Fund, Morgan Stanley U.S. Real Estate Fund, Nicholas Applegate Emerging Countries Fund, Nicholas Applegate SmallCap Growth Fund, Oppenheimer Development Markets Fund, Oppenheimer International Bond Fund, PIMCO Precious Metals Fund, Seligman Communications and Information Fund, Inc., Seligman Henderson Global Technology Fund, and State Street Research Managed Assets Fund.

As of July 1, 1998, in addition to the core funds and the mutual fund window, the Plan participant may select from three investment models, which are comprised of a combination of the core funds. The investment models are as follows:

   Conservative to Moderate Investment Model - this model invests 35% of its assets in the stable value option, 35% in the bond funds, and 30% in stock funds.

   Moderate Model - this model invests 20% of its assets in the stable value option, 55% in stock funds, and 25% in the bond funds.

   Aggressive Model - this model invests 80% of its assets in the stock funds, 15% in bond funds, and 5% in the stable value fund.

Employer Matching Contributions - The Employer, at its sole discretion, may make matching contributions in an amount determined by the board of directors of the Company. For 1998, the matching contributions was 50% of employee contributions up to a maximum of 6% of the employee's compensation.

Participant Accounts - Each participant's account is credited with an allocation of the Company's contribution and an allocable share of investments earnings or loss. Allocations are based on contribution rates specified in the Plan and the time-weighted value of account balances. Participants are entitled to the benefits that can be provided from the distributable value of their participant accounts.

Vesting - Participants have a fully-vested and non-forfeitable interest in the portion of their account balances attributable to their contributions. A participant acquires a vested interest in the portion of their accounts attributable to Employer matching and additional discretionary contributions based on length of employment, as follows:

                Years of Service                Vesting
                ----------------                -------
                  Less than 3                      0%
                      3                           20%
                      4                           40%
                      5                           60%
                      6                           80%
                      7                          100%

Forfeitures - If a participant incurs a "break in service," as defined in the Plan, for any reason other than permanent disability, death or normal retirement, and is not 100% vested in the employer discretionary contributions, the nonvested portion is forfeited. Forfeited amounts are applied to reduce the Company's contributions.

Loans - Effective July 1, 1998, participants are able to borrow up to the lesser of one half of their account balances or $50,000 minus the highest outstanding loan balance from the Plan during the past year in accordance with the plan provisions. Only one loan outstanding is allowed. Repayment periods do not exceed five years unless the loan proceeds are used to purchase a home. The interest rates on the loans are at least equal to the prime rate as published in the Wall Street Journal at the time of application or some higher rate that reflects current commercial lending rates as determined by the plan administrator. Repayments are made in equal weekly installments collected through payroll deductions. Loans are valued at cost, which approximates fair value.

Withdrawal Provisions - Participants may request that all or part of their accounts attributable to elective contributions be paid to them to meet an immediate and heavy financial hardship for which funds are not reasonably available to them from other sources. The amount paid to a participant in this fashion will be taxable and may not be repaid to the Plan.

Effective July 1, 1998, such a withdrawal would require the participant to cease making contributions to the Plan for a period of at least twelve months following the receipt of the hardship withdrawal.

Benefit Payments - Effective July 1, 1998, under terms of the Plan, participants are eligible for benefit payments upon reaching age sixty-five (65). The Plan also provides for distributions to participants, or their beneficiaries, upon death, disability, early retirement at or after age fifty-five with seven years of service, and termination of employment. Participants may choose to have benefits paid directly to them or to another qualified retirement plan or individual retirement arrangement on their behalf. Benefits are recorded when paid.

Priorities Upon Termination - Upon termination of the Plan, all participants' funds shall become fully vested. The trust will continue until the plan benefits of each participant has been distributed.

3. Income Tax Status

The Plan is exempt from federal income taxes under Section 501(a) of the Internal Revenue Code. The Plan obtained its latest determination letter on June 29, 1993, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan's tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.

4. Investments

The investments of the Plan as of December 31, 1998 and 1997 are summarized as follows:

                                                                                   1998                     1997
                                                                          -----------------------   ----------------------
              Investment Name                                               Market        Cost        Market       Cost
              ---------------                                             ----------   ----------   ----------   ---------
    Vesta Insurance Group, Inc. Common Stock                              $  374,846   $  830,865   $1,704,775   $  917,361
    Davis Convertible Securities Fund                                            274          274
    Davis New York Venture Fund, Inc.                                      1,517,656    1,508,962
    Balanced Fund                                                                                      395,697      376,592
    GAM Global Fund                                                              158          146
    GAM International Fund                                                    29,316       27,934
    Merrill Lynch Global Allocation Fund, Inc.                               521,040      602,024
    Merrill Lynch Basic Value Fund, Inc.                                      53,578       51,764
    Merrill Lynch Corporate Bond Fund, Inc.
      (High Income Portfolio)                                                 21,416       21,945
    Merrill Lynch Corporate Bond Fund, Inc.
      (Intermediate Term Portfolio)                                          231,548      230,896
    Merrill Lynch Retirement Preservation Trust Fund                         361,183      361,183
    Merrill Lynch S&P 500 Index Fund                                         167,410      160,486
    MFS Total Return Fund                                                      5,997        6,537
    Morgan Stanley U.S. Real Estate Fund                                         141          140
    PIMCO Small Cap Value Fund                                                35,379       34,906
    Equity Fund                                                                                        962,225      793,290
    Bond Fund                                                                                          127,062      124,263
    Money Market Fund                                                                                  280,337      280,337
                                                                          ----------   ----------   ----------   ----------
                                                                          $3,319,942   $3,838,062   $3,470,096   $2,491,843
                                                                          ==========   ==========   ==========   ==========

The following is a summary of assets held in excess of 5% of the Plan's net assets at December 31:

                                                                                                      1998          1997
  Vesta Insurance Group, Inc.                                                                      $  374,846   $1,704,775
  Merrill Lynch Retirement Preservation Trust                                                         361,183
  Merrill Lynch Corporate Bond Fund, Inc. Intermediate Term Portfolio, Inc.                           239,756
  Davis New York Venture Fund                                                                       1,517,656
  Merrill Lynch Global Allocation Fund, Inc.                                                          521,040
  Vanguard Index Trust                                                                                          $  962,225
  Fidelity Balanced Fund                                                                                           395,697
  Wachovia Fixed Income Fund                                                                                       127,062
  Wachovia Prime Cash Management                                                                                   280,337

The allocation of net assets available for plan benefits to the Plan's separate investment programs for the years ended December 31, 1998 and 1997 and the allocation of changes in net assets available for plan benefits to the Plan's separate investment programs for the year ended December 31, 1998 are as follows:

                                         Vesta                             Davis
                                       Insurance          Davis           New York     Davis
                                          Group         Convertible        Venture      Real         GAM           GAM
                                       Inc. Common      Securities          Fund,      Estate       Global        Interna-
   1998                                   Stock            Fund             Inc.        Fund         Fund        tional Fund
   ----                                -----------      -----------     -----------    ------      -------      ------------
Cash
Investments at fair value              $374,846            $274          $1,517,656                  $158         $29,316
Employer contributions receivable        13,429             155              15,952     $16            11             891
Employee contributions receivable        28,696             184              43,269      34            22           1,852
Other receivable
                                       --------            ----          ----------     ---          ----         -------
  Net assets available
    for plan benefits                  $416,971            $613          $1,576,877     $50          $191         $32,059
                                       ========            ====          ==========     ===          ====         =======

                                                                         Merrill
                                                                          Lynch        Merrill
                                                                        Corporate        Lynch
                                                                          Bond         Corporate       Merrill
                                        Merrill          Merrill        Fund, Inc.       Bond          Lynch
                                         Lynch            Lynch           (High        Fund, Inc.     Retirement
                                         Global           Basic           Income       (Intermed-    Preservation
                                       Allocation         Value         Portfolio)     iate Term        Trust
   1998                                Fund, Inc.       Fund, Inc.         Fund        Portfolio)        Fund
   ----                                -----------      ----------      ----------     ----------    ------------
Cash
Investments at fair value               $521,040          $53,578        $21,416        $231,548      $361,183
Employer contributions receivable          5,031            1,279            607           2,352         3,591
Employee contributions receivable         14,142            3,182          1,361           5,856         9,407
Other receivable
                                        --------          -------        -------        --------      --------
  Net assets available
    for plan benefits                   $540,213          $58,039        $23,384        $239,756      $374,181
                                        ========          =======        =======        ========      ========


                                       Merrill                 Morgan       Nicholas
                                        Lynch        MFS       Stanley     Applegate     PIMCO
                                       S&P 500      Total      US Real      Emerging   Small-Cap
                                        Index       Return     Estate      Countries     Value
   1998, Continued                       Fund        Fund       Fund         Fund         Fund
   ---------------                     --------     ------     -------     --------     --------
Cash
Investments at fair value              $167,410     $5,997       $141                   $35,379
Employer contributions receivable         4,034                  $ 48           16      $ 1,153
Employee contributions receivable         7,271                                 34        2,246
Other receivable
                                       --------     ------       ----          ---      -------
  Net assets available
    for plan benefits                  $178,715     $5,997       $189          $50      $38,778
                                       ========     ======       ====          ===      =======

                                                         Seligman
                                        Seligman         Communi-
                                       Henderson        cations and
                                         Global         Information
                                       Technology          Fund,                        Participant
   1998, Continued                        Fund             Inc.            Cash            Loans            Total
   ---------------                     ----------       -----------       -------       -----------      ----------
Cash                                                                       $2,163                        $    2,163
Investments at fair value                                                                                 3,319,942
Employer contributions receivable         $16               $ 33                                             48,614
Employee contributions receivable          34                124                                            117,714
Other receivable                                                                           $27,114       $   27,114
                                          ---               ----           ------          -------       ----------
  Net assets available
    for plan benefits                     $50               $157           $2,163          $27,114       $3,515,547
                                          ===               ====           ======          =======       ==========

                                             Money                                       Company
                                             Market     Bond    Balanced     Equity       Stock
   1997                                       Fund      Fund      Fund        Fund         Fund       Total
                                            --------  --------  --------   ----------   ----------  ----------
       ASSETS
   Investments at fair value                $280,337  $127,062  $395,697   $  962,225   $1,704,775  $3,470,096

   Employee contributions receivable           3,622     2,274     5,975       18,486       10,300      40,657
   Employer contributions
     receivable                               31,300    14,818    34,927      107,166       91,721     279,932
                                            --------  --------  --------   ----------   ----------  ----------
       Total assets                          315,259   144,154   436,599    1,087,877    1,806,796   3,790,685

      LIABILITIES
   Cash overdraft                              1,298                   3                   (11,406)    (10,105)
                                            --------  --------  --------   ----------   ----------  ----------
     Net assets available
       for plan benefits                    $316,557  $144,154  $436,602   $1,087,877   $1,795,390  $3,780,580
                                            ========  ========  ========   ==========   ==========  ==========

Allocation of changes in net assets available for plan benefits to investment programs for the year ended December 31, 1998 is as follows:

                                                                                       Vesta        Merrill
                                                                                      Insurance      Lynch
                                  Money                                              Group, Inc.   Retirement
                                  Market        Bond      Balanced      Equity        Common      Preservation
                                   Fund         Fund        Fund         Fund          Stock       Trust Fund
                                ----------   ---------    ---------   -----------   -----------   ------------
Interest and dividend
 income                          $   9,441   $   4,823    $   9,616   $    11,754    $     2,032     $  9,285
Net appreciation
  (depreciation) of investments                  1,557       48,073       207,546     (1,805,420)
Employee contributions              43,847      38,658       77,322       224,783        417,998       61,457
Employer contributions              20,795       2,032       37,099       102,818        155,370       18,224
Rollovers                           13,348      14,380       40,425        17,603        131,961
Distribution to
 participants                      (99,238)    (16,291)     (80,442)     (231,697)      (216,632)     (18,917)
Administrative fee                                                                           (17)         (53)
Net transfers                     (304,750)   (189,313)    (568,695)   (1,420,684)       (63,711)     304,185
                                 ---------   ---------    ---------   -----------    -----------     --------
 Net increase                     (316,557)   (144,154)    (436,602 )  (1,087,877)    (1,378,419 )    374,181
Net assets available for
 plan benefits:
   Beginning of year               316,557     144,154      436,602     1,087,877      1,795,390
                                 ---------   ---------    ---------   -----------    -----------     --------
   End of year                   $       0   $       0    $       0   $         0    $   416,971     $374,181
                                 =========   =========    =========   ===========    ===========     ========

                                                                                          Merrill         Merrill
                                                           Merrill                         Lynch           Lynch
                                  Merrill                   Lynch                        Corporate       Corporate
                                   Lynch       PIMCO        Basic                        Bond Fund,     Bond Fund,
                                  S&P 500    Small-Cap      Value          GAM          Inc. (High    Inc. (Intermed-
                                   Index        Value        Fund,    International       Income        iate Term
                                    Fund        Fund         Inc.          Fund         Portfolio)      Portfolio)
                                 ---------   ---------    ---------   -------------    -----------     ----------
Interest and dividend
 income                           $  3,108    $ 1,393      $   955                       $   739        $  6,221
Net appreciation
  (depreciation) of investments      6,932        491        1,817        $ 1,553           (549)            675
Employee contributions             126,037      8,113       26,821          5,223         10,032          50,046
Employer contributions              15,498      2,694        2,958          1,845          1,713          12,879
Rollovers
Distribution to
 participants                                                                                            (12,798)
Administrative fee                                                                                           (11)
Net transfers                       27,140     26,087       25,488         23,438         11,449         182,744
                                  --------    -------      -------        -------        -------        --------
 Net increase                      178,715     38,778       58,039         32,059         23,384         239,756
Net assets available for
 plan benefits:
   Beginning of year
                                  --------    -------      -------        -------        -------        --------
   End of year                    $178,715    $38,778      $58,039        $32,059        $23,384        $239,756
                                  ========    =======      =======        =======        =======        ========

                                               Merrill Lynch                                          Morgan
                                     Davis        Global                    Davis        MFS          Stanley
                                    New York    Allocation      GAM       Convertible   Total         US Real       Davis
                                    Venture        Fund,       Global     Securities    Return        Estate     Real Estate
                                      Fund         Inc.         Fund         Fund        Fund          Fund          Fund
                                   ----------  ------------    ------     -----------   -------      --------     ------------
Interest and dividend
 income                            $   39,482     $  61,452                   $  5      $  750          $  1
Net appreciation
  (depreciation) of investments         1,964       (97,165)    $ 12             1        (541)            1
Employee contributions                269,793        84,916      119           363                       101          $34
Employer contributions                 89,512        31,188       60           244          52            86           16
Rollovers
Distribution to
 participants                        (141,298)     (136,308)
Administrative fee                       (176)          (42)
Net transfers                       1,317,600       596,172                              5,736
                                   ----------     ---------     ----          ----      ------          ----          ---
 Net increase                       1,576,877       540,213      191           613       5,997           189           50
Net assets available for
 plan benefits:
  Beginning of year
                                   ----------     ---------     ----          ----      ------          ----          ---
  End of year                      $1,576,877     $ 540,213     $191          $613      $5,997          $189          $50
                                   ==========     =========     ====          ====      ======          ====          ===

                                     Seligman
                                     Henderson
                                      Global       Seligman     Nicholas
                                    Technology     Communi-     Applegate               Participant
                                       Fund        cations      Emerging     Cash          Loans          Total
                                    -----------    --------     ---------   -------     -----------    -----------
Interest and dividend
 income                                                                      $2,092                    $   163,149
Net appreciation
  (depreciation) of investments                                                                         (1,633,053)
Employee contributions                   $34         $124       $34              71                      1,445,926
Employer contributions                    16           33        16                                        495,148
Rollovers                                                                                                  217,717
Distribution to
 participants                                                                                             (953,621)
Administrative fee                                                                                            (299)
Net transfers                                                                             $27,114
                                         ---         ----       ---           ------      -------       ----------
 Net increase                             50          157        50            2,163       27,114         (265,033)
Net assets available for
 plan benefits:
  Beginning of year                                                                                      3,780,580
                                         ---         ----       ---           ------      -------       ----------
  End of year                            $50         $157       $50           $2,163      $27,114       $3,515,547
                                         ===         ====       ===           ======      =======       ==========

5. Related Party Transactions

The Sponsor pays administrative expenses on behalf of the Plan, including legal, trust, administrative, and accounting fees. During 1998, the Plan acquired and sold Vesta Insurance Group, Inc. common stock as follows:

                                                 Selling
                                                  Price/
                    Shares         Cost         Fair Value
                    ------      ----------      ----------
        Acquired    80,817      $1,534,207      $1,534,207
        Sold        47,055       1,620,704         963,585
                    ------      ----------      ----------
                    33,762      $  (86,497)     $  570,622
                    ======      ==========      ==========

                            Supplemental Schedules

J. Gordon Gaines, Inc. Retirement Savings Plan
Item 27a - Schedule of Assets Held for Investment Purposes
December 31, 1998

                                             c. Description of Investment Including
      b. Identity of Issue, Borrower,           Maturity Date, Rate of Interest,                            e. Current
 a.      Lessor or Similar Party                Collateral, Par, or Maturity Value            d. Cost          Value
---   -------------------------------        --------------------------------------          ----------     ----------
*     Vesta Insurance Group                            Common Stock                          $  830,865     $  374,846

*     Merrill Lynch Retirement
       Preservation Fund                               Collective Trust                         361,183        361,183

      MFS Total Return Fund                            Mutual Fund                                6,537          5,997

      Morgan Stanley US Real Estate
       Fund                                            Mutual Fund                                  141            141

*     Merrill Lynch Basic Value Fund                   Mutual Fund                               51,764         53,578

*     Merrill Lynch Global
       Allocation Fund                                 Mutual Fund                              602,024        521,040

*     Merrill Lynch Corporate Bond Fund, Inc.
       High Income Portfolio Fund                      Mutual Fund                               21,945         21,416

*     Merrill Lynch Bond Fund, Inc.
       Intermediate Term Portfolio                     Mutual Fund                              230,896        231,548

*     Merrill Lynch S&P 500 Index
       Fund                                            Mutual Fund                              160,486        167,410

      Davis Convertible Securities
       Fund                                            Mutual Fund                                  274            274

      Davis New York Fund, Inc.                        Mutual Fund                            1,508,962      1,517,656

      GAM Global Fund                                  Mutual Fund                                  146            158

      GAM International Fund                           Mutual Fund                               27,934         29,316

      PIMCO Small-Cap Value Fund                       Mutual Fund                               34,906         35,379
                                                                                             ----------     ----------
                                                                                             $3,838,063     $3,319,942
                                                                                             ==========     ==========

* Party-in-interest to the Plan.

J. Gordon Gaines, Inc. Retirement Savings Plan
Item 27d - Schedule of Reportable Transactions for the year ended December 31, 1998


I.   Single transactions exceeding 5% of assets.

                            See attached schedule.

      NOTE - Information required in Columns e, f, and h is inapplicable.


II.  Series of transactions involving property other than securities.

                                     NONE


III. Series of transactions of same issue exceeding 5% of assets.

                            See attached schedule.

      NOTE - Information required in Columns e, f, and h is inapplicable.


IV. Transactions in conjunction with same person involved in reportable single transactions.

                                     NONE

J. Gordon Gaines, Inc. Retirement Savings Plan
Item 27d(I) - Schedule of Reportable Transactions for the year ended December 31, 1998

                                                                   c. Purchase    d. Sales     g. Cost of    i. Net Gain
a. Identity of Party Involved       b. Description                    Price          Price        Asset         (Loss)
-----------------------------       --------------------           -----------    ----------   ----------    -----------
 Fidelity                           Balanced Mutual Fund                          $  643,469   $  584,633      $  58,836

 Fidelity                           Balanced Mutual Fund                          $  643,469   $  584,633      $  58,836

 Fidelity                           Balanced Mutual Fund                          $  643,469   $  584,633      $  58,836

 Vanguard                           Index Trust Fund                              $1,427,066   $1,100,064      $ 327,002

*Vesta Insurance Group, Inc.        Common Stock                                  $  708,614   $1,232,826      $(524,212)

*Wachovia                           Prime Cash Management Fund      $  327,137

*Wachovia                           Prime Cash Management Fund      $  318,039

*Wachovia                           Prime Cash Management Fund      $  643,608

*Wachovia                           Prime Cash Management Fund      $1,427,423

Party-in-interest to the Plan.

J. Gordon Gaines, Inc. Retirement Savings Plan
Item 27d(III) - Schedule of Reportable Transactions for the year ended December 31, 1998

                                                                c. Purchases           d. Sales
                                                            -------------------   -------------------   g. Cost of    i. Net Gain
 a.   Identity of Party Involved     b. Description            Price     Number       Price    Number      Asset         (Loss)
---   --------------------------     --------------------   ----------   ------   ----------   ------   ----------    -----------
      Fidelity                       Balanced Mutual Fund   $  388,543     22     $2,064,396     11     $  707,124    $1,357,272

      Vanguard                       Index Trust Fund       $  492,688     18     $1,662,462      5     $1,285,981    $  376,481

*     Vesta Insurance Group, Inc.    Common Stock           $  580,136     51     $  997,019     33     $1,620,703    $ (623,684)

*     Wachovia                       Prime Cash Management
                                      Fund                  $  369,362     26     $1,555,173     11     $1,494,334    $   60,839

*     Wachovia                       Bond Fund              $   76,942     18     $  205,561     26     $  201,205    $    4,356

*     Merrill Lynch                  Retirement
                                      Presentation Trust    $  393,212     68     $   32,028     17     $   32,028    $        0

      Davis                          New York Venture Fund  $1,709,105     54     $  193,413     31     $  200,143    $   (6,730)

*     Merrill Lynch                  Corporate Bond Fund    $  241,893     31     $   18,345     15     $   18,327    $       18

*     Merrill Lynch                  S&P 500 Index          $  160,746     21     $      268      1     $      260    $        8

* Party-in-interest to the Plan.

                                 EXHIBIT INDEX




Exhibit                                                                  Page
Number                      Description of Exhibit                      Number
-------         ---------------------------------------------------     ------
 23.1           Consent of KPMG Peat Marwick LLP

 23.2           Consent of PricewaterhouseCoopers LLP


                                       3